SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2007 First Quarter Operating Results

On April 30, 2007, Kookmin Bank held an earnings conference and released its operating results for the first quarter of 2007. The following tables reflect the key figures released during the conference, and full presentation material is available at the Kookmin Bank website (www.kbstar.com) for further information.

The figures for the first quarter of the fiscal year 2007 presented herein are currently being reviewed by our independent auditor, and such figures are subject to change.

In effect from January 1, 2007, we have adopted SKAS1 No. 21 (“Preparation and Presentation of Financial Statements I”) and SKAS No. 24 (“Preparation and Presentation of Financial Statements II (Financial Industry)”), pursuant to which the presentation and order of certain line items, including gain/loss on disposal of available-for-sale securities, have been reclassified from non-operating income to operating income. We have revised our financial statements for prior periods to effect this change.

Selected Financial Data

1.	Balance sheet figures

(Won in trillions)	As of the date indicated
	March 31, 2007	March 31, 2006	% Change (YoY)
Total Assets	199.4	186.3	7.0
Loans in Won[2]	136.2	122.2	11.5

Total Liabilities	184.9	173.3	6.7
Deposits in Won	135.1	130.0	3.9

Shareholders’ Equity	14.5	13.0	11.5

2.	Operating results

(Won in billions)	For the three-month period ended
	March 31, 2007	March 31, 2006	% Change (YoY)
Operating Income	1,625.6	1,076.9	51.0

Non-Operating Income	16.5	47.5	-65.3

Net Income	1,182.5	803.0	47.3

[1]	SKAS: Statements of Korea Accounting Standards
[2]	Including Private Placement Bonds

3.	Asset Quality

(Won in billions)	As of the date indicated
	March 31, 2007	March 31, 2006	% Change (YoY)
Total Loans for NPL Management	156,506.7	137,330.8	14.0

Substandard & Below Loans	1,559.0	2,230.3	-30.1

Loan Loss Reserves	2,372.5	2,313.3	2.6

NPL Ratio	1.00%	1.62%	-0.62	%p

NPL Coverage Ratio	152.2%	103.7%	48.5	%p

Delinquency Ratio	0.86%[3]	1.62%[4]	-0.76	%p

[3]	Based on new delinquency guideline
[4]	Prior to delinquency guideline changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 30, 2007	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director